Hollysys Automation Technologies Announces It’s Nuclear JV’s Successful Completion of Proprietary Nuclear Island Automation & Control System Development

Beijing, China – October 27, 2010 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that its nuclear joint venture, China Techenergy Co., Ltd. (CTEC), established with China Guangdong Nuclear Power Holding Co., Ltd (CGNPC), has successfully completed its research and development phase of its proprietary nuclear island automation and control system.

The official announcement was made on a press conference held on October 24, 2010 in Beijing, attended by Mr. Baoquan Zhang, Deputy Director of National Development and Reform Commission and Director of National Energy Administration, Mr. Zhimin Qian, Deputy Director of National Energy Administration, and Mr. Zhongwen Gou, Vice Mayor of Beijing. CTEC signed the contract to provide its proprietary nuclear island automation and control system to Shidaowan Nuclear Station in Shandong Province, built on China’s domestic 4th Generation nuclear reactor technology on the press conference.

CTEC has been providing automation and control solution to 10 nuclear reactors of Hongyanhe, Yangjiang and Ningde Nuclear Power Stations, based on Hollysys’ proprietary HOLLiAS-N DSC for conventional island, and foreign imported automation and control system for nuclear island. The successful completion of developing its proprietary nuclear island automation and control system marks a breakthrough of China’s domestic nuclear automation and control technology. CTEC’s proprietary nuclear automation and control system can be applied to various generations of nuclear reactor technology, including CPR-1000, AP1000, EPR, HTR and FBR. The first commercial utilization of CTEC’s proprietary nuclear island automation and control system is planned for the 5th and 6th reactors of Yangjiang Nuclear Power Station.

Mr. Yu He, Chairman of CGNPC stated, “CTEC’s proprietary nuclear island automation and control system meets or surpasses all the functional matrix compared with foreign systems, which enables China to have domestic nuclear automation and control technology going forward. ” Dr. Changli Wang, Chairman & CEO of Hollysys, commented, “The successful completion of CTEC’s proprietary nuclear island automation and control system development is another testament of its leading position in China’s nuclear automation and control field. Hollysys Automation Technology, together with CTEC, will capture our leading market share in China’s burgeoning nuclear build-out.”

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About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,400 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC) for industrial sector, high-speed railway signaling system of TCC (Train Control Center) and ATP (Automatic Train Protection), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

About China Guangdong Nuclear Power Holding Co., Ltd (CGNPC)
China Guangdong Nuclear Power Holding Co., Ltd (CGNPC) is a state-owned nuclear power corporation under Assets Supervision and Administration Commission (SASAC) of the State Council of China. CGNPC was established in 1994 with nuclear power as its core business.  With CGNPC as its core enterprise, China Guangdong Nuclear Power Group (CGNPG) is comprised of more than twenty wholly-owned or controlling subsidiaries.

About China Techenergy Co., Ltd. (CTEC)
China Techenergy Co., Ltd. (CTEC) is a joint venture co-funded by China Guangdong Nuclear Power Holding Co., Ltd. (CGNPC) and Beijing Hollysys Co., Ltd. (Hollysys) in October, 2005. The company is engaged in engineering design of digital Instrument &Control systems, system integration, and technical services for nuclear power plants in China. Since its inception, the company has been dedicated to assimilating cutting-edge technologies from global renowned nuclear players through project cooperation and technical exchanges, and developing its proprietary technologies for the nuclear safety-level control. CTEC employs over 700 people and has over ten years of professional experience in nuclear power I&C systems in all nuclear power plants in China either under construction or already in service.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Manager of Investor Relations
(8610) 5898-1386
1-646-593-8125
investors@hollysys.com